[ Noble Roman's Letterhead ][




September 17, 2007


VIA OVERNIGHT COURIER AND EDGAR

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Noble Roman's, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2006
         File No. 0-11104

Dear Ms. Cvrkel:

         We are in receipt of your follow-up comment letter, dated September 7, 2007, in which the Staff responded to our letter dated August 31, 2007, which set forth our responses to the Staff's comment letter dated August 2, 2007 regarding our Form 10-K for the year ended December 31, 2006 (the "Form 10-K"). This letter supplements our prior response and addresses the Staff's additional comments. Capitalized terms used in this letter and not otherwise defined have the respective meanings ascribed to them in our prior response letter. We have set forth below each Staff comment in the comment letter followed by our response to each comment.

         We also expressly note that, by responding to the Staff's comment or revising or agreeing to revise any disclosure in response to the Staff's comment, the Company is not hereby admitting or acknowledging any deficiency in its prior disclosures.

Earnings Per Share.
-------------------

1. We note your response to our prior comment number 2 but do not believe that your response or your proposed disclosures adequately addressed all of the concerns raised in our prior comment. Please revise the notes to your audited financial statements to include reconciliations of the numerators and denominators used in your basic and diluted earning per share computations as required by paragraph 40a of SFAS No.128.

         Response: The warrants and options outstanding and their respective exercise prices, and the Series B Preferred Stock outstanding and the terms under which it could be converted to common stock are detailed in Note 6 to the Company's financial statements in the Form 10-K.

Ms. Linda Cvrkel
September 17, 2007
Page 2


As requested by your comment, we propose in future filings to add disclosures in the footnotes to our financial statements similar to the following that we have prepared to read as if it were included in Note 6 to the financial statements included in the Form 10-K:

         The following table sets forth the calculation of basic and diluted earnings per share for the year ended December 31, 2006:

                                                              Income            Shares        Per-Share
                                                              ------            ------          Amount
                                                            (Numerator)      (Denominator)    ---------
         Net income                                         $ 1,895,427
         Less preferred stock dividends                        (163,200)
                                                            -----------

         Earnings per share - basic
         Income available to common
             stockholders                                     1,732,227       16,405,995        $  .11

         Effect of dilutive securities
             Warrants                                                 -        2,251,653
             Options                                                  -          138,673
             Convertible preferred stock                        163,200          906,667
                                                            -----------       ----------

         Diluted earnings per share
         Income available to common stockholders
             and assumed conversions                         $1,895,427       19,702,988        $  .10


         Since December 31, 2006, options for 130,750 shares have been exercised, warrants for 1,011,588 shares have been exercised and shares of convertible preferred stock with an aggregate liquidation preference of $1,215,000 have been converted to 539,994 shares of common stock. Also, options for 15,500 shares have been forfeited since December 31, 2006. All other warrants, options and convertible preferred stock, as shown in Note 6 to the financial statements, remain outstanding.

         In preparing this reconciliation the Company discovered that it had made an immaterial computational error in the weighed average diluted shares outstanding in the Form 10-K. Weighted average number of diluted shares outstanding on December 31, 2006 was reflected incorrectly in the Form 10-K as 18,796,322 when the correct amount was 19,702,988. This error was not material to the Company's financial statements due to the relatively small amount and the fact that the diluted earnings per share as reported does not change.


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

Ms. Linda Cvrkel
September 17, 2007
Page 3


Note 2. Notes Payable, page 25
------------------------------

2. In Item 12-Security Ownership of Certain Beneficial Owners and Management, in your 2005 Form 10-K, we note that although SummitBridge had no voting rights as of the date of the settlement agreement, pursuant to the settlement agreement, the Company agreed to use commercially reasonable efforts to assist SummitBridge in finding one or more buyers for its stock over a six- to nine-month period. That period had expired as of the date Form 10-K was filed. Therefore, SummitBridge had the right to require the Company and its executive officers to use commercially reasonable efforts to cause the Company's shareholders to vote to restore SummitBridge's voting rights on their remaining shares. In addition, since the period had expired, SummitBridge had certain registration rights with respect to the resale of the shares it held. Based on this disclosure, we are unclear as to why the Company believes SummitBridge did not have any stated or unstated rights as defined in APB No. 26. Supplementally advise us the basis for your conclusion that SummitBridge did not have unstated rights or privileges that should be given consideration in determining the gain recognized and which should be considered in determining whether this gain would be more appropriately accounted for as a capital transaction. We may have further comment upon review of your response.

         Response: Although the excerpt from our 2005 Form 10-K cited in the Staff's comment accurately describes certain contractual rights granted to SummitBridge pursuant to the Settlement Agreement, we do not believe that these rights are relevant to whether the Settlement Agreement and the related transactions should have been accounted for as a capital transaction, because these rights did not exist prior to the time of the settlement and related transactions. Therefore, at the time the Settlement Agreement was executed, SummitBridge could not have been a related party because it lacked voting rights with respect to the shares it held and was prohibited from entering into transactions with the Company prescribed by the Indiana Business Combination Law.

         Even assuming for purpose of argument, that the rights which first came into existence at the time of the Settlement Agreement were relevant to the accounting treatment for the Settlement Agreement and the related transactions, we do not believe that such rights would require that the transactions be treated as a capital transaction as discussed below.

         Provident Bank owned the following interests in and claims against the Company that it sold to SummitBridge in October 2003: 3,214,748 shares of the Company's common stock; a note receivable in the original amount of $8,000,000 (interest rate of 8%, stated due date of 12/31/03); $4,929,275 stated amount of no-yield preferred stock convertible to 1,643,092 shares of common stock; and a warrant to purchase 385,000 shares of common stock at $.01 per share (which expired by the terms of the warrant 12/31/01). We have no knowledge of the price that SummitBridge paid for these interests either in the aggregate or individually. As a result of the

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

Ms. Linda Cvrkel
September 17, 2007
Page 4


SummitBridge purchase from Provident Bank, SummitBridge violated the Indiana Control Share Acquisition Act and as such had no right to vote its shares. In addition, under the Indiana Business Combination Law SummitBridge was prohibited from collecting principal or interest on its note for a period of five years or converting the acquired shares of preferred stock into common stock. The shares of common stock that SummitBridge acquired from Provident were "restricted securities" under the Securities Act of 1933, as amended, and, therefore, could not be sold on the open market. The Company paid principal and interest on the note to SummitBridge until the Company assessed it rights under the various Indiana statutes. The Company filed suit against SummitBridge on March 12, 2004 for declaratory judgment, money damages and demanded a jury trial. At this time the Company stopped paying principal and interest on the note but continued to accrue interest. SummitBridge appeared and denied claims and filed a counterclaim against the Company on the note and its equity interest. Subsequently, both the Company and SummitBridge filed amended claims against each other.

         On August 25, 2005 the parties entered into a Settlement Agreement to settle all claims between the parties. Under the Settlement Agreement, the Company purchased all of the interests from SummitBridge that SummitBridge acquired from Provident Bank, including accrued interest on the note, but excluding 2,400,000 shares of common stock, for $8,300,000 cash. As a part of the dismissal of the claims pursuant to the Settlement Agreement, the Order of Dismissal stipulated that: (1) the 2,400,000 shares retained by SummitBridge were still subject to the Indiana Control Share Acquisition Act and as such SummitBridge continued to have no voting rights; and (2) SummitBridge was not an "interested shareholder" under the meaning on the Indiana Business Combination Law for purposes of entering into the Settlement Agreement.

         The Settlement Agreement also provided that the Company had certain time periods to assist SummitBridge in finding a buyer for the 2,400,000 shares of common stock retained by SummitBridge at a price of at least $1.10 per share and an obligation to use reasonable business efforts to do so. The Settlement Agreement further provided that if SummitBridge still held a specified number of shares by a certain date, that the Company, upon demand by SummitBridge, would file a proxy statement to allow the shareholders to consider granting voting rights to SummitBridge's remaining shares. Certain of the Company's executive officers, Paul W. Mobley and A. Scott Mobley, representing approximately 9.4% of the shares outstanding entitled to vote (not including shares that may be acquired upon exercise of outstanding options and warrants), agreed to vote in favor of restoring SummitBridge's voting rights should the question be presented for vote at a shareholders' meeting. The Settlement Agreement also granted SummitBridge the right to demand the registration of the resale of the shares of common stock retained by SummitBridge during a very limited time frame if they still owned more than 5% of the outstanding stock at that time.

         In March 2006, when our Form 10-K for the year ended December 31, 2005 was being prepared, the period for the Company to find a buyer for SummitBridge's stock had expired and,

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

Ms. Linda Cvrkel
September 17, 2007
Page 5


therefore, SummitBridge had the right to cause the Company and its officers to use commercially reasonable efforts to seek approval of the Company's shareholders to restore SummitBridge's voting rights. However, SummitBridge never made such a demand and instead requested that the Company and its officers continue their efforts to assist them to find a buyer for SummitBridge's stock. The Company and SummitBridge were in discussions with a buyer at the time of filing the Form 10-K for the year ended December 31, 2005 and SummitBridge ultimately completed a transaction with this buyer in June 2006. Accordingly, these contractual rights only existed for a brief period of time and never were exercised. In addition, due to the fact that the Company's officers owned only 9.4% of the shares outstanding entitled to vote, there could be no assurance that holders of a sufficient number of shares would have voted to grant voting rights to SummitBridge even if SummitBridge had requested that the Company make that effort. In sum, SummitBridge never had any right to vote the shares owned by them during the time that they owned them and there was significant uncertainty regarding whether they ever would have voting rights.

         APB No. 26 provides that extinguishment of debt at a price different than carrying value should be should be reflected in current income as either gain or loss as a separate item. The footnotes to APB No. 26 state that any value in unstated (or stated) rights in the exchange should be recorded separately and that transactions with a related entities may be in essence capital transactions. The Company believes that the rights described above that were granted to SummitBridge under the terms of the Settlement Agreement, even if considered to be stated or unstated rights as defined in APB No. 26, do not make the Company and SummitBridge related parties.

         FASB No. 57 describes the situations in which entities are related parties. Applying these standards, the Company and SummitBridge were not related parties. SummitBridge neither directly or indirectly, through intermediaries or otherwise, controlled or was controlled by the Company. Due to the fact that SummitBridge had no voting or management rights, SummitBridge did not possess the power either directly or indirectly to cause the direction of management or policies of the Company. SummitBridge was not the beneficial owner of 10% or more of the voting interest of the Company. SummitBridge did not have the power to influence the management or operating policies of the Company nor did the Company have the power to influence the management or operating policies of SummitBridge. This lack of direct or indirect control or influence is further evidenced by the long and costly adversarial legal proceedings between SummitBridge and the Company and the terms of settlement, which were the result of arms' length negotiations. The limited registration and other rights granted to SummitBridge pursuant to the Settlement Agreement, which were never exercised, do not change this analysis because they are not relevant to any of the categories of indicia of control described above.

Ms. Linda Cvrkel
September 17, 2007
Page 6


3. Significantly expand your disclosure in future filings to disclose the information in your letter dated August 31, 2007 with respect to all of our previous SummitBridge comments as well as the additional comment noted above.

         Response: We confirm that we will expand our disclosure in future filings to disclose the information in our letter dated August 31, 2007 with respect to the Staff's previous SummitBridge comments as well as the additional comment noted above.

Note 6. Common Stock
--------------------

4. We note your response to our prior comment number 5 but do not believe that your proposed disclosures adequately comply with the disclosure requirements outlined in paragraphs 64, 65 and 84 of SFAS No. 123(R). Please ensure that the notes to your financial statements in future filings include all of the disclosures outlined in paragraphs 64, 65, 84 and A240 of SFAS No. 123(R), as applicable. Please note that providing certain disclosures in other parts of your Form 10-K does not satisfy the disclosures requirements outlined in SFAS No. 123(R) that are required by generally accepted accounting principles.

         Response: We confirm that we will add disclosure to the notes to our financial statements in our future filings similar to the sample disclosure included in our letter dated August 31, 2007 and will ensure that such disclosures include all of the disclosures outlined in paragraphs 64, 65, 84 and A240 of SFAS No. 123(R), as applicable.


                                      * * *

         We again acknowledge that:

         o we are responsible for the adequacy and accuracy of the disclosure in our filings and this response letter;

         o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

         o we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *


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

Ms. Linda Cvrkel
September 17, 2007
Page 7


         We believe that the foregoing should address the Staff's additional comments. We thank you again for the Staff's courtesies. If the Staff has any questions about, or disagrees with the adequacy of, our response as set forth above we would be pleased to discuss these matters further.

                                          Very truly yours,

                                          NOBLE ROMAN'S, INC.


                                          By: /s/ Paul W. Mobley
                                              -------------------------------
                                              Paul W. Mobley
                                              Chairman, Chief Executive Officer
                                              and Chief Financial Officer


cc:  Effie Simpson
     Thomas A. Litz, Esq.













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